

U
SECURITIES AND EXCHANGE COMMISSION
Wash.

03051955

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
SEP 0 2 2003
WASHINGTON, D.C.

SEC FILE NUMBER
8- 14662

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/01/02 (MM/DD/YY) AND ENDING 6/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Seidler Companies Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 South Figueroa Street
(No. and Street)

Los Angeles (City) California (State) 90071-3328 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul R. Beck, Senior Vice President 213-683-4607
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

350 South Grand Avenue, Suite 200 (Address) Los Angeles (City) California (State) 90071-3462 (Zip Code)

CHECK ONE:

X ☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 05 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Paul R. Beck and Roland Seidler, Jr., swear that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to The Seidler Companies Incorporated (the "Company"), as of June 30, 2003, and for the year then ended, are true and correct, and such financial statements and supplemental schedule will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further swear that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Senior Vice President and CFO


CHERYL L. WIESE
Commission # 1348626
Notary Public - California
Los Angeles County
My Comm. Expires Mar 28, 2006



Chairman of the Board



Notary Public

This report ** contains (check all applicable boxes):

Independent Auditors' Report

(x) (a) Facing page.
(x) (b) Statement of Financial Condition.
(x) (c) Statement of Operations.
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
( ) (i) Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
(x) (j) A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3(as required).
( ) (k) A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable).
(x) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report (not required).
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Deloitte & Touche LLP
350 South Grand Avenue
SUITE 200
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
The Seidler Companies Incorporated:

We have audited the accompanying consolidated statement of financial condition of The Seidler Companies Incorporated and subsidiary (the "Company") as of June 30, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of The Seidler Companies Incorporated and subsidiary at June 30, 2003 in conformity with accounting principles generally accepted in the United States of America.



August 27, 2003

THE SEIDLER COMPANIES INCORPORATED
(SEC I.D. No. 8-14662)

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
AS OF JUNE 30, 2003 AND
INDEPENDENT AUDITORS' REPORT AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * * * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

THE SEIDLER COMPANIES INCORPORATED

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2003

ASSETS

CASH	$ 463,773
RECEIVABLES FROM BROKERS AND DEALERS AND CLEARING ORGANIZATIONS	3,845,226
SYNDICATE AND OTHER RECEIVABLES	390,455
SECURITIES OWNED:	
Marketable—at market value	537,266
Not readily marketable—at estimated fair value (cost, $20,100)	28,175
EQUIPMENT, FURNITURE AND FIXTURES—At cost, net of accumulated depreciation of $1,319,529	741,510
MEMBERSHIPS IN EXCHANGES—At cost (market value, $553,000)	30,698
OTHER ASSETS	719,784
TOTAL	$ 6,756,887

LIABILITIES AND STOCKHOLDERS' EQUITY

ACCOUNTS PAYABLE, ACCRUED EXPENSES AND OTHER LIABILITIES	$ 924,097
COMMISSIONS PAYABLE	533,001
SECURITIES SOLD BUT NOT YET PURCHASED—At market value (proceeds, $38,593)	127,613
Total liabilities	1,584,711
COMMITMENTS AND CONTINGENT LIABILITIES (Note 8)	
STOCKHOLDERS' EQUITY:	
Convertible preferred stock, $100 par value—authorized, 100,000 shares; issued and outstanding, 70,000 shares	7,000,000
Common stock, $1.00 par value—2,000,000 shares authorized; issued and outstanding, 292,400 shares	292,400
Additional paid-in capital	4,821,636
Accumulated deficit	(6,667,571)
Common stock in treasury—at cost, 18,415 common shares	(274,289)
Total stockholders' equity	5,172,176
TOTAL	$ 6,756,887

See accompanying notes to consolidated financial statements.

THE SEIDLER COMPANIES INCORPORATED

NOTES TO THE CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2003

1. ORGANIZATION

Founded in 1969, The Seidler Companies Incorporated (the "Company") is a registered broker/dealer and a member of the New York Stock Exchange, Inc., National Association of Securities Dealers, Inc., Pacific Exchange and Securities Investors Protection Corporation ("SIPC"). The Company operates from several strategically located western regional offices, providing financial planning and investment services for individuals; investment consulting and wealth management for family investors and middle-market, not-for-profit organizations; corporate executive services; trading; and order execution for institutions and investment banking services for corporations and municipalities. All marketable securities transactions for the accounts of the Company and its customers are cleared on a fully disclosed basis by a Wall Street correspondent, Correspondent Services Corporation ("CSC"), a wholly owned and fully guaranteed subsidiary of UBS PaineWebber Incorporated (effective July 1, 2003, CSC will become a subsidiary of National Financial Services, LLC, a Fidelity Investments company). Client accounts are fully insured, first by SIPC for amounts up to $500,000 ($100,000 cash) and additionally with supplemental insurance provided by CSC. The Company also has a wholly owned subsidiary, Constellation Advisors, which provides investment advisory services.

2. ACQUISITION

On June 24, 2002, the Company acquired certain assets of RBC Dain Rauscher Inc., a registered broker dealer. The acquisition was accounted for using the purchase method of accounting, and accordingly, the purchase price was allocated to the assets purchased based upon fair value at the date of acquisition. The excess of consideration paid over the net assets purchased was attributable to an intangible asset associated with the newly acquired client base.

In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*. SFAS No. 142 requires, among other things, testing impairment of intangible assets at least annually. SFAS No. 142 also requires intangible assets with finite lives to be amortized over their useful lives. In accordance with SFAS No. 142, the Company tested its intangible assets for impairment as of June 30, 2003; no such impairment was noted. The Company will continue to test for impairment at least annually. The intangible asset referred to above was $19,655 as of June 30, 2003.

3. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All intercompany balances have been eliminated.

Securities Transactions—Securities transactions are recorded on a trade-date basis.

Securities Owned and Securities Sold But Not Yet Purchased—Marketable securities owned and securities sold but not yet purchased, primarily consisting of common stocks, are accounted for at market value, with market value based on current published market prices. Securities owned that are not readily marketable, primarily warrants, are generally recorded at the estimated fair value as determined

by management. Because of the inherent uncertainty of the valuations, those estimated market values may differ from values that would have been used had a ready market for those securities existed, and the difference could be material.

Equipment, Furniture and Fixtures—Equipment, furniture and fixtures are recorded at cost and depreciated over their estimated useful lives using the straight-line method. Estimated useful lives range from three to seven years.

Income Taxes—Deferred income taxes are provided for temporary differences between income tax bases and financial reporting bases of the Company's assets and liabilities, utilizing currently enacted tax laws and rates in accordance with SFAS No. 109, *Accounting for Income Taxes*. Future tax benefits are recognized to the extent that the realization of such benefits is more likely than not.

Stock-Based Compensation—The Company grants stock options to its employees using the intrinsic method in accordance with the provisions of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. The Company has adopted the disclosure-only requirements of SFAS No. 123, *Accounting for Stock-Based Compensation*.

Long-Lived Assets—The Company assesses the facts and circumstances to determine whether property and equipment, and intangible or other assets, may be impaired and whether an evaluation of recoverability would be performed as required under SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.* At June 30, 2003, there were no adjustments to the carrying value of the Company's long-lived assets.

Fair Value of Financial Instruments—Substantially all of the Company's financial instruments are carried at fair value. Receivables and payables are carried at cost plus accrued interest, which approximates fair value.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Derivative Instruments—The Company has adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended, which establishes accounting and reporting standards for derivative instruments, including certain instruments embedded in other contracts, and for hedging activities. For the year ended June 30, 2003, these instruments did not have a significant impact on the consolidated financial position, results of operations or cash flows of the Company.

Convertible Preferred Stock—There are 40,000 shares of Series B convertible preferred stock, $100 par value, and 30,000 shares of Series C convertible preferred stock, $100 par value, outstanding as of June 30, 2003. Dividends are paid when and if declared by the corporation. Each of the Series B shares may be converted into five shares of common stock, at any time, at the option of the holder, subject to adjustment pursuant to Section 3.2 of the Certificate of Designation of Preferences and Relative, Optional and Other Special Rights of Series B Convertible Preferred Stock. Series C shares may be converted into 20 shares of common stock.

4. EQUIPMENT, FURNITURE AND FIXTURES

Equipment, furniture and fixtures consisted of the following as of June 30, 2003:

Office equipment	$ 1,271,142
Furniture and fixtures	407,656
Leasehold improvements	382,241
	2,061,039
Accumulated depreciation and amortization	(1,319,529)
Total	$ 741,510

5. STOCKHOLDERS' EQUITY

Effective July 1, 1997, the Company established The TSCI 1997 Restricted Stock Plan (the "1997 Stock Plan"), which authorized stock awards to be granted for the sale of 50,000 shares of common stock to key employees at fair value, subject to certain vesting criteria. The 1997 Stock Plan was amended April 9, 2001 to authorize issuance of an additional 50,000 shares. As of June 30, 2003, 83,727 shares were available for award, and 5,200 were awarded and outstanding. Generally, the 1997 Stock Plan provides that stock awards vest over five years.

6. INCENTIVE STOCK OPTION PLANS

The Company has a 1993 Incentive Stock Option Plan (the "1993 ISO Plan"), which provides for the purchase of 100,000 shares of the Company's common stock at fair value, 110% of fair value or 85% of fair value on the date of grant, depending on various provisions in the 1993 ISO Plan. These options generally become exercisable over a five-year period from the date the options are granted and expire within 90 days to four years after the vesting date.

The following is a summary of the 1993 ISO Plan options outstanding at June 30, 2003:

	Number of Shares	Price Range	Weighted-Average Exercise Price
Outstanding, June 30, 2003	36,400	$4–$27	$ 19.26

The weighted-average remaining contractual life of the 1993 ISO Plan options was approximately two years as of June 30, 2003.

The Company has estimated the fair value of stock options granted in fiscal year ended 2003 using the Black-Scholes method. Assumptions used in applying that method include a risk-free interest rate of 5%, an expected average life of the options of two years and no volatility in stock price. The estimated fair value of the options, using the Black-Scholes method, is not material.

7. INCOME TAXES

At June 30, 2003, the Company had net deferred tax assets of $3,059,143. The Company has established a valuation allowance against 100% of deferred tax assets. Any realization of net deferred tax assets is contingent upon future taxable earnings. The net operating loss carryforwards will begin to expire in 2020, and the Company's ability to utilize these amounts is subject to the ownership change rules in accordance with Internal Revenue Code Section 382.

8. COMMITMENTS AND CONTINGENT LIABILITIES

Underwriting Transactions—In the normal course of business, the Company enters into various underwriting commitments. In the opinion of management, the settlement of transactions relating to such commitments will have no material effect on the Company's consolidated financial position.

Securities Sold But Not Yet Purchased—In the normal course of business, the Company sells equity securities not yet purchased, which are recorded as liabilities on the statement of financial condition. The Company is exposed to the risk that a market price increase may cause the ultimate obligation for such commitments to exceed the amount recorded on the statement of financial condition.

Settlement of Securities Transactions—The Company is obligated to settle transactions with brokers and other financial institutions even if its customers fail to meet their obligations to the Company. Customers are required to complete their transactions on settlement date, generally three business days after the trade date. If customers do not fulfill their contractual obligations, the Company may incur losses. The Company has established procedures to reduce this risk by requiring deposits from customers for certain types of trades.

Legal Matters—Various legal actions are pending against the Company which relate to the Company's underwriting, research and sales activities. Certain of these legal actions could involve significant amounts. In the opinion of management, after consultation with outside legal counsel, the resolution of the various lawsuits will not result in a material effect on the Company's consolidated financial position.

Line of Credit—At June 30, 2003, the Company had an available, unused line-of-credit arrangement totaling $3,000,000. The Company pays a commitment fee for this arrangement and has an interest rate of the London Interbank Offered Rate plus 2% on borrowed amounts. The line-of-credit agreement expires on November 30, 2003. Advances under this credit arrangement are secured under a security agreement filed under the Uniform Commercial Code.

Leases—The Company leases office facilities and equipment under noncancelable operating leases, having terms through 2009. Aggregate minimum commitments under these leases are as follows:

Year Ending June 30	
2004	$ 916,053
2005	843,634
2006	849,736
2007	556,836
2008	556,836
2009 and thereafter	371,224
Total	$4,094,319

9. RELATED PARTY TRANSACTIONS

At June 30, 2003, the Company had approximately $57,559 payable to the majority stockholder. The payable primarily arises from pro rata allocated income earned from a New York Stock Exchange seat jointly owned by the majority stockholder and the Company. Such payable is non-interest bearing.

During the year, $375,000 in payables was forgiven by the majority stockholder and reclassified to additional paid-in capital.

In March 2003 the Company sold its investment in L.A. Fitness L.P. to the majority stockholder of the Company for $500,000.

10. PROFIT SHARING AND PENSION PLANS

The Company has a cash option profit sharing plan ("401(k) Plan") and money purchase pension plan (collectively, the "Plans"); together the Plans cover substantially all employees. Company contributions to the 401(k) Plan are discretionary.

The Company has a Target Benefit Pension Plan (the "Plan"), which was frozen as of December 31, 1999. Substantially all employees were covered by the Plan, and Company contributions to the Plan were discretionary. The Company intends to terminate the Plan and has received a favorable determination from the Internal Revenue Service.

11. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities. Counterparties to these activities primarily include broker/dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

12. RESERVE REQUIREMENTS FOR BROKERS OR DEALERS

The Company is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a Determination of Reserve Requirements for Brokers or Dealers.

13. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2003, under the most restrictive requirement, the Company had net capital of $3,064,017, which was $2,733,017 in excess of its required net capital of $331,000. The Company's ratio of aggregate indebtedness to net capital was 0.48 to 1.

14. SUBSEQUENT EVENTS

On August 22, 2003, the Company authorized the issuance of 10,000 shares of Series D convertible preferred stock with a value of $100 per share to the majority stockholder. Dividends are paid when and if declared by the corporation. Each of the Series D shares may be converted into 100 shares of common stock, at any time, at the option of the holder, subject to adjustment pursuant to Section 3.2 of the Certificate of Designation of Preferences and Relative, Optional and Other Special Rights of Series D Convertible Preferred Stock.

* * * * * *

SUPPLEMENTAL SCHEDULE

THE SEIDLER COMPANIES INCORPORATED

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 JUNE 30, 2003

NET CAPITAL—Total stockholders' equity from the statement of financial condition	$5,172,176
DEDUCTIONS AND/OR CHARGES—Nonallowable assets included in the statement of financial condition:	
Receivables from broker or dealers and clearing organizations	29,307
Receivables from non-customers	394,980
Securities owned, not readily marketable	28,175
Memberships in exchanges	30,698
Other assets	729,658
Equipment, furniture and fixtures	741,510
Tax adjustment	
Other deductions and/or charges	71,852
Total deductions and/or charges	2,026,180
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS	3,145,996
HAIRCUTS ON SECURITIES POSITIONS—Other securities	81,979
NET CAPITAL	$3,064,017
TOTAL AGGREGATE INDEBTEDNESS	$1,471,363
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.48 to 1.0
MINIMUM NET CAPITAL REQUIRED (The greater of 6-2/3% of aggregate indebtedness or $331,000)	$ 331,000
EXCESS NET CAPITAL	$2,733,017

NOTE: A reconciliation of the above computation and the Company's corresponding Form X-17A-5, Part II, as amended, is not required, as no material differences exist.

Deloitte & Touche LLP
350 South Grand Avenue
SUITE 200
Los Angeles, California 90071-3462

Tel: (213) 688-0800
Fax: (213) 688-0100
www.deloitte.com



August 27, 2003

The Seidler Companies Incorporated
515 South Figueroa Street, 11th Floor
Los Angeles, California 90071

In planning and performing our audit of the financial statements of The Seidler Companies Incorporated (the "Company") for the year ended June 30, 2003 (on which we issued our report dated August 27, 2003), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities and Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 nor in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System nor in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Commission, New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP